UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Garmin Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G37260 10 9

(CUSIP Number)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[ ]    Rule 13d-1(c)

[X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G37260 10 9

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1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Person (entities only) Gary L. Burrell

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 16,220,000 6. Shared Voting Power -0- 7. Sole Dispositive Power 16,220,000 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,651,782

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 15.4%.

12.	Type of Reporting Person IN

CUSIP No. G37260 10 9

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Item 1(a)  Name of Issuer: Garmin Ltd.

Item 1(b)  Address of Issuer's Principal Executive Offices: 5th Floor, Harbour Place, P.O. Box 30464 SMB, 103 South Church Street, George Town, Grand Cayman, Cayman Islands

Item 2(a)  Name of Persons Filing: Gary L. Burrell

Item 2(b)  Address of Principal Business Office or, if none, Residence: 1200 East 151st Street, Olathe, Kansas 66062

Item 2(c)  Citizenship: USA

Item 2(d)  Title of Class of Securities: Common Shares

Item 2(e)  CUSIP Number: G37260 10 9

Item 3. If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

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[ X ] Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned:	16,651,782

	Of the 16,651,782 Common Shares, 431,782 Common Shares are held by Judith M. Burrell, the reporting person's wife, over which the reporting person does not have any voting or dispositive power. The reporting person disclaims beneficial ownership of these shares owned by his wife.
(b)	Percent of class:	15.4%
(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:	16,220,000
(ii)	shared power to vote or to direct the vote:	-0-
(iii)	sole power to dispose or to direct the disposition of:	16,220,000
(iv)	shared power to dispose or to direct the disposition of:	-0-

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being
            Reported on By the Parent Holding Company

        Not Applicable

Item 8. Identification and Classification of Members of the Group

        Not Applicable

Item 9. Notice of Dissolution of Group

        Not Applicable

Item 10. Certification

        Not Applicable

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SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2004

By: /s/ Gary L. Burrell
Name: Gary L. Burrell